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Exhibit 99.4

Kpmg

KPMG LLP
Chartered Accountants	Telephone (416)228-7000
Yonge Corporate Centre	Telefax (416)228-7123
4100 Yonge Street, Suite 200	www.kpmg.ca
North York, ON M2P 2H3

Independent Accountants' Consent

The Board of Directors
Vasogen Inc.:

We consent to the incorporation by reference in the registration statements (File No. 333-109782 and File No. 333-106958) both on Form F-10 of Vasogen Inc., of our reports dated December 23, 2003, with respect to the consolidated balance sheets of Vasogen Inc. as at November 30, 2003 and 2002, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2003 and for the period from December 1, 1987 to November 30, 2003, and Comments by Auditors for United States Readers on Canada – United States Reporting Difference, which reports appear in the Form 6-K of Vasogen Inc. dated February 9, 2004.

Yours very truly,

KPMG LLP

Chartered Accountants

Toronto, Ontario
February 9, 2004

Comments by Auditors for United States Readers on Canada-United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 1(O) to the financial statements. Our report to the shareholders dated December 23, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(Firm signature)

Chartered Accountants

Toronto, Canada
December 23, 2003

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Independent Accountants' Consent